

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2011

Karen L. Luey
Chief Financial Officer
Jamba, Inc.
6475 Christie Avenue, Suite 150
Emeryville, CA 94608

>   **Re: Jamba, Inc.**
>   **Form 10-K for Fiscal Year Ended December 29, 2009**
>   **Filed March 10, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 1, 2010**
>   **File No. 001-32552**

Dear Ms. Luey:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,

>   Lyn Shenk
>   Branch Chief